SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                     ---------------------------------
                               SCHEDULE 14D-1
            Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934

                           ---------------------
                                Schedule 13D
                             (Amendment No. 11)
                 Under the Securities Exchange Act of 1934

                           ---------------------
                            REN Corporation-USA
                         (Name of Subject Company)

                           REN Acquisition Corp.
                                  (Bidder)
                          COBE Laboratories, Inc.
                                 Gambro AB
                                 Incentive AB

                         Common Stock, no par value
                       (Title of Class of Securities)
                                 7596561010
                   (CUSIP Number of Class of Securities)

                       ------------------------------
                               Mats Wahlstrom
                           REN Acquisition Corp.
                              1185 Oak Street
                         Lakewood, Colorado  80215
                         Telephone: (303) 232-6800
        (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of Bidder)

                     ---------------------------------
                                  Copy to:
                            Peter D. Lyons, Esq.
                            Shearman & Sterling
                            599 Lexington Avenue
                         New York, New York  10022
                         Telephone:  (212) 848-4000
                             September 19, 1995
                               CALCULATION OF FILING FEE

             Transaction Valuation                 Amount of Filing Fee
               $184,011,639.50*                         $36,802.33

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
                         --------------------------------------------------
Form or Registration No.:
                          -------------------------------------------------
Filing Party:
              -------------------------------------------------------------
Date Filed:
           ----------------------------------------------------------------
____________________
*  Note:  The Transaction Value is calculated by multiplying $20.00, the
   ----
   per share tender offer price, by 9,544,838, the sum of the number of shares of Common Stock outstanding not already owned by the Bidder and 629,225, the sum of the number of shares of Common Stock subject to options and warrants outstanding as of September 12, 1995 and the number of shares of Common Stock subject to an employee stock purchase program outstanding as of September 30, 1995, and backing out the exercise price of the options and warrants.

           Cusip No. 7596561010
--------------------------------------------------------------------------------
             1   Name of Reporting Person
                 S.S. or I.R.S. Identification No. of above Person

                 REN Acquisition Corp.



--------------------------------------------------------------------------------
             2   Check the Appropriate Box if a Member of a Group (See
                 Instructions)                                    (a)  / /
                                                                  (b)  / /



--------------------------------------------------------------------------------
             3   SEC Use Only



--------------------------------------------------------------------------------
             4   Source of Funds (See Instructions)


                 AF, BK

--------------------------------------------------------------------------------
             5   Check Box if Disclosure of Legal Proceedings is Required
                 Pursuant to Items 2(d) or 2(e)                        / /



--------------------------------------------------------------------------------
             6   Citizenship or Place of Organization


                 Tennessee

--------------------------------------------------------------------------------
             7   Aggregate Amount Beneficially Owned by Each Reporting
                 Person


                 10,036,221

--------------------------------------------------------------------------------
             8   Check if the Aggregate Amount in Row (7) Excludes
                 Certain Shares (See Instructions)                     / /



--------------------------------------------------------------------------------
             9   Percent of Class Represented by Amount in Row (7)


                 53%

--------------------------------------------------------------------------------
            10   Type of Reporting Person (See Instructions)


                 CO






           Cusip No. 7596561010

--------------------------------------------------------------------------------
             1   Name of Reporting Person
                 S.S. or I.R.S. Identification No. of above Person

                 COBE Laboratories, Inc.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
             2   Check the Appropriate Box if a Member of a Group (See
                 Instructions)                                    (a)  / /

                                                                  (b)  / /


--------------------------------------------------------------------------------
             3   SEC Use Only



--------------------------------------------------------------------------------
             4   Source of Funds (See Instructions)


                 AF, BK

--------------------------------------------------------------------------------
             5   Check Box if Disclosure of Legal Proceedings is Required
                 Pursuant to Items 2(d) or 2(e)                        / /



--------------------------------------------------------------------------------
             6   Citizenship or Place of Organization


                 Colorado

--------------------------------------------------------------------------------
             7   Aggregate Amount Beneficially Owned by Each Reporting
                 Person


                 10,036,221

--------------------------------------------------------------------------------
             8   Check if the Aggregate Amount in Row (7) Excludes
                 Certain Shares (See Instructions)                     / /



--------------------------------------------------------------------------------
             9   Percent of Class Represented by Amount in Row (7)


                 53%

--------------------------------------------------------------------------------
            10   Type of Reporting Person (See Instructions)


                 CO
--------------------------------------------------------------------------------

           Cusip No. 7596561010


--------------------------------------------------------------------------------
             1   Name of Reporting Person
                 S.S. or I.R.S. Identification No. of above Person


                 Gambro AB

--------------------------------------------------------------------------------
             2   Check the Appropriate Box if a Member of a Group (See
                 Instructions)                                    (a)  / /

                                                                  (b)  / /


--------------------------------------------------------------------------------
             3   SEC Use Only



--------------------------------------------------------------------------------
             4   Source of Funds (See Instructions)


                 AF, BK

--------------------------------------------------------------------------------
             5   Check Box if Disclosure of Legal Proceedings is Required
                 Pursuant to Items 2(d) or 2(e)                        / /



--------------------------------------------------------------------------------
             6   Citizenship or Place of Organization


                 Sweden

--------------------------------------------------------------------------------
             7   Aggregate Amount Beneficially Owned by Each Reporting
                 Person


                 10,036,221

--------------------------------------------------------------------------------
             8   Check if the Aggregate Amount in Row (7) Excludes
                 Certain Shares (See Instructions)                     / /



--------------------------------------------------------------------------------
             9   Percent of Class Represented by Amount in Row (7)


                 53%

--------------------------------------------------------------------------------
            10   Type of Reporting Person (See Instructions)


                 CO
--------------------------------------------------------------------------------

           Cusip No. 7596561010


--------------------------------------------------------------------------------
             1   Name of Reporting Person
                 S.S. or I.R.S. Identification No. of above Person


                 Incentive AB

--------------------------------------------------------------------------------
             2   Check the Appropriate Box if a Member of a Group (See
                 Instructions)                                    (a)  / /

                                                                  (b)  / /


--------------------------------------------------------------------------------
             3   SEC Use Only



--------------------------------------------------------------------------------
             4   Source of Funds (See Instructions)


                 AF, BK

--------------------------------------------------------------------------------
             5   Check Box if Disclosure of Legal Proceedings is Required
                 Pursuant to Items 2(d) or 2(e)                        / /



--------------------------------------------------------------------------------
             6   Citizenship or Place of Organization


                 Sweden

--------------------------------------------------------------------------------
             7   Aggregate Amount Beneficially Owned by Each Reporting
                 Person


                 10,036,221

--------------------------------------------------------------------------------
             8   Check if the Aggregate Amount in Row (7) Excludes
                 Certain Shares (See Instructions)                     / /



--------------------------------------------------------------------------------
             9   Percent of Class Represented by Amount in Row (7)


                 53%

--------------------------------------------------------------------------------
            10   Type of Reporting Person (See Instructions)


                 CO
--------------------------------------------------------------------------------

     This Tender Offer Statement on Schedule 14D-1 and Amendment No. 11 to
Schedule 13D (this "Statement") relates to the offer by REN Acquisition Corp., a Tennessee corporation ("Purchaser") and a wholly owned subsidiary of COBE Laboratories, Inc., a Colorado corporation ("COBE") and an indirect wholly owned subsidiary of Gambro AB, a Swedish corporation ("Gambro") and an indirect subsidiary of Incentive AB, a Swedish corporation ("Incentive"), to purchase all outstanding shares of Common Stock, no par value (the "Shares"), of REN Corporation-USA, a Tennessee corporation (the "Company"), at a price of $20.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated September 19, 1995 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.


Item 1.  Security and Subject Company.

     (a) The name of the subject company is REN Corporation-USA, a Tennessee corporation (the "Company"), which has its principal executive offices at 6820 Charlotte Pike, Nashville, Tennessee 37209.

     (b) The class of equity securities being sought is all the outstanding shares of Common Stock, no par value, of the Company. The information set forth under "INTRODUCTION" and "THE TENDER OFFER -- Section
1. Terms of the Offer; Expiration Date" in the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in "THE TENDER OFFER -- Section 5. Price Range of Shares" in the Offer to Purchase is incorporated herein by reference.


Item 2.  Identity and Background.

     (a)-(d) and (g) This Statement is filed by Purchaser, COBE, Gambro and Incentive. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser, COBE, Gambro and Incentive, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser, COBE, Gambro and Incentive are set forth under "INTRODUCTION", "THE TENDER OFFER -- Section 7. Certain Information Concerning Purchaser, COBE, Gambro and Incentive" and Schedule I in the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) During the last five years, none of Purchaser, COBE, Gambro or Incentive, and, to the best knowledge of Purchaser, COBE, Gambro and Incentive, none of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Past Contacts, Transactions or Negotiations with the Subject
Company.

     (a) The information set forth under "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement" and "THE TENDER OFFER -- Section 7. Certain Information Concerning Purchaser, COBE, Gambro and Incentive" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement", "SPECIAL FACTORS -- Purpose and Effects of the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger", "THE TENDER OFFER -- Section 6. Certain Information Concerning the Company" and "THE TENDER OFFER -- Section 7. Certain Information Concerning Purchaser, COBE, Gambro and Incentive" in the Offer to Purchase is incorporated herein by reference.

Item 4.  Source and Amount of Funds or Other Consideration.

     (a)-(c)  The information set forth under "THE TENDER OFFER -- Section
8. Financing of the Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.


Item 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder.

     (a)-(e) The information set forth under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Purpose and Effects of the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger" and "SPECIAL FACTORS -- The Merger Agreement" in the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth under "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger" and "THE TENDER OFFER --
Section 12. Effect of the Offer on the Market for Shares, Exchange Listing and Exchange Act Registration" in the Offer to Purchase is incorporated herein by reference.


Item 6.  Interest in Securities of the Subject Company.

     (a) and (b) The information set forth under "INTRODUCTION", "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger", "THE TENDER OFFER -- Section 7. Certain Information Concerning Purchaser, COBE, Gambro and Incentive" in the Offer to Purchase is incorporated herein by reference.


Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

     The information set forth under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Purpose and Effects of the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger", "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement", "THE TENDER OFFER -- Section 7. Certain Information Concerning Purchaser,

COBE, Gambro and Incentive" and "THE TENDER OFFER -- Section 8. Financing of the Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.

Item 8.  Persons Retained, Employed or to Be Compensated.

     The information set forth under "INTRODUCTION" and "THE TENDER OFFER --
Section 11. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.


Item 9.  Financial Statements of Certain Bidders.

     The information set forth under "THE TENDER OFFER -- Section 7. Certain Information Concerning Purchaser, COBE, Gambro and Incentive" in the Offer to Purchase is incorporated herein by reference.


Item 10.  Additional Information.

     (a)  Not applicable.

     (b)-(c)  The information set forth under "THE TENDER OFFER -- Section
13. Certain Legal Matters and Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth under "THE TENDER OFFER -- Section 12. Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration" in the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth under "SPECIAL FACTORS -- Certain Litigation Relating to the Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Agreement and Plan of Merger, dated as of September 12, 1995, among Gambro, COBE, Purchaser and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), respectively, is incorporated herein by reference.


Item 11.  Material to Be Filed as Exhibits.

(a)(1)    Form of Offer to Purchase dated September 19, 1995.
(a)(2)    Form of Letter of Transmittal.
(a)(3)    Form of Notice of Guaranteed Delivery.
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(5)    Form of Letter from Brokers, Dealers, Commercial Banks, Trust
               Companies and Nominees to Clients.
(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7) Summary Advertisement as published in The Wall Street Journal on September 19, 1995.
(a)(8)    Text of Press Release issued by COBE on September 13, 1995.
(b)(1)    Revolving Credit Facility, dated as of May 11, 1993, among
               Gambro, BNP Capital Markets Limited (as Arranger), certain banks named therein and Banque Nationale de Paris (as Agent).
(b)(2)    Revolving Credit and Term Loan Facility, dated as of November 30,
               1994, among Gambro, BNP Capital Markets Limited (as Arranger), certain banks named therein and Banque Nationale de Paris (as Agent).

(b)(3)    Uncommitted Line of Credit Agreement, dated as of January 14,
               1991, as amended through September 25, 1992, between COBE and Union Bank of Switzerland, New York Branch.
(b)(4)    Revolving Credit Facility, dated as of April 28, 1995, between
               COBE and Commerzbank, Los Angeles Branch.
(b)(5)    Line of Credit Facility, dated as of April 28, 1995, between COBE and Commerzbank, Los Angeles Branch.
(b)(6) Uncommitted Revolving Credit Facility, dated as of January 7, 1991, as amended through March 29, 1994, between COBE and Societe Generale, New York Branch.
(b)(7) Committed Revolving Credit Facility, dated as of July 29, 1995, between COBE and The First National Bank of Boston.
(b)(8) Discretionary Line of Credit, date as of July 29, 1995, between COBE and The First National Bank of Boston.
(c)(1)    Agreement and Plan of Merger, dated as of September 12, 1995, among Gambro, COBE, Purchaser and the Company.
(c)(2)    The Stock Purchase Agreement, dated as of May 11, 1991 as amended through April 26, 1994, between COBE and the Company.
(c)(3)    The Stock Purchase Agreement, dated as of February 9, 1992 as amended through March 17, 1992, between COBE and the Company.
(c)(4)    The Stock Purchase Agreement, dated as of July 2, 1992 as amended through September 15, 1992, between COBE and the Company.
(c)(5)    Employment Agreement, dated as of July 14, 1993, between Lawrence
               J. Centella and the Company.
(c)(6)    Letter, dated September 14, 1992, between Juha P. Kokko, M.D., and the Company.
(d)  None.
(e)  Not applicable.
(f)  None.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 19, 1995

                              REN ACQUISITION CORP.



                              By:       /s/  Ralph Z. Levy, Jr.
                                 ------------------------------
                              Name: Ralph Z. Levy, Jr.
                              Title: Vice President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 September 19, 1995

                              COBE LABORATORIES, INC.



                              By:       /s/  Herbert S. Lawson
                                 ------------------------------
                              Name: Herbert S. Lawson
                              Title: Chief Financial Officer

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 19, 1995

                              GAMBRO AB



                              By:       /s/   Berthold Lindqvist
                                 -------------------------------
                              Name: Berthold Lindqvist
                              Title: President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 19, 1995

                              INCENTIVE AB



                              By:       /s/  Mikael Lilius
                                 --------------------------
                              Name: Mikael Lilius
                              Title: President

                               EXHIBIT INDEX


                                                               Sequentially
Exhibit                                                            Numbered
   No.                          Description                        Page
---------                       -----------                ----------------

(a)(1)    Form of Offer to Purchase dated September 19, 1995  . . . . . . .

(a)(2)    Form of Letter of Transmittal . . . . . . . . . . . . . . . . . .

(a)(3)    Form of Notice of Guaranteed Delivery . . . . . . . . . . . . . .
(a)(4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Nominees  . . . . . . . . . . . . . . . . . . . . .
(a)(5)    Form of Letter from Brokers, Dealers, Commercial Banks, Trust
          Companies and Nominees to Clients . . . . . . . . . . . . . . . .

(a)(6)    Form of Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9 . . . . . . . . . . . . . . . . . .
(a)(7)    Summary Advertisement as published in The Wall Street Journal on
          September 19, 1995  . . . . . . . . . . . . . . . . . . . . . . .

(a)(8)    Text of Press Release issued by COBE on September 13, 1995  . . .
(b)(1) Revolving Credit Facility, dated as of May 11, 1993, among Gambro, BNP Capital Markets Limited (as Arranger), certain banks named therein and Banque Nationale de Paris (as Agent)  . . . . .
(b)(2) Revolving Credit and Term Loan Facility, dated as of November 30, 1994, among Gambro, BNP Capital Markets Limited (as Arranger), certain banks named therein and Banque Nationale de Paris (as
          Agent)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(b)(3) Uncommitted Line of Credit Agreement, dated as of January 14, 1991, as amended through September 25, 1992, between COBE and
          Union Bank of Switzerland, New York Branch  . . . . . . . . . . .

(b)(4)    Revolving Credit Facility, dated as of April 28, 1995, between
          COBE and Commerzbank, Los Angeles Branch  . . . . . . . . . . . .

(b)(5)    Line of Credit Facility, dated as of April 28, 1995, between COBE and Commerzbank, Los Angeles Branch . . . . . . . . . . . . . . .
(b)(6) Uncommitted Revolving Credit Facility, dated as of January 7, 1991, as amended through March 29, 1994, between COBE and Societe Generale, New York Branch.

(b)(7) Committed Revolving Credit Facility, dated as of July 29, 1995, between COBE and The First National Bank of Boston.

(b)(8) Discretionary Line of Credit, date as of July 29, 1995, between COBE and The First National Bank of Boston.
(c)(1)    Agreement and Plan of Merger, dated as of September 12, 1995, among Gambro, COBE, Purchaser and the Company . . . . . . . . . .

(c)(2)    The Stock Purchase Agreement, dated as of May 11, 1991 as amended through April 26, 1994, between COBE and the Company  . . . . . .

(c)(3) The Stock Purchase Agreement, dated as of February 9, 1992 as amended through March 17, 1992, between COBE and the Company . .
(c)(4)    The Stock Purchase Agreement, dated as of July 2, 1992 as amended through September 15, 1992, between COBE and the Company  . . . .

                               EXHIBIT INDEX

                                                               Sequentially
Exhibit                                                            Numbered
   No.                          Description                        Page
---------                       -----------                ----------------
(c)(5)  Employment Agreement, dated as of July 14, 1993, between Lawrence
        J. Centella and the Company . . . . . . . . . . . . . . . . . . . .

(c)(6)  Letter, dated September 14, 1992, between Juha P. Kokko, M.D., and the Company . . . . . . . . . . . . . . . . . . . . . . . . . . . .